EXHIBIT D.4

D.T.E. 97-108                                              Page 1











                                             February 27, 1998
D.T.E. 97-108



Petition of Western Massachusetts Electric Company requesting approval by the Department of Telecommunications and Energy, pursuant to M.G.L. c. 164,
<section> 17A, of proposed changes to certain nuclear fuel financing arrangements.


APPEARANCES:   Jane P. Seidl, Esq.
               Western Massachusetts Electric Company
               c/o Northeast Utilities Service Company
               P.O. Box 270
               Hartford, Connecticut 06141-0270
                    FOR: WESTERN MASSACHUSETTS ELECTRIC COMPANY

                    -and-

               Stephen Klionsky, Esq.
               260 Franklin Street
               Boston, Massachusetts 02110
                    FOR: WESTERN MASSACHUSETTS ELECTRIC COMPANY
                         PETITIONER

I.   INTRODUCTION

     In WESTERN MASSACHUSETTS ELECTRIC COMPANY, D.P.U. 873 (1981), the

Department of Public Utilities, now the Department of Telecommunications

and Energy ("Department"), approved the participation of Western

Massachusetts Electric Company ("WMECo" or "Company") in the Niantic Bay

Fuel Trust (the "Trust").  The Company's participation in the Trust is intended to facilitate the financing requirements for its purchase of nuclear fuel for Millstone Units Nos. 1, 2 and 3.  WMECO, D.P.U. 873, at 1

(1981).  The Department required the Company to obtain prior Department approval of material amendments to the Trust arrangements before they become effective.  ID. at 15; WESTERN MASSACHUSETTS ELECTRIC COMPANY,

D.P.U. 873-A at 1 (1982).

     In WESTERN MASSACHUSETTS ELECTRIC COMPANY, D.P.U. 91-129 (1991), the

Department approved an amendment to the Trust that included, among other things, a revolving credit agreement ("Credit Agreement") with a syndicate of banks for $230,000,000.  D.P.U. 91-129, at 7.  Under the revolving credit agreement, each bank would be severally obligated to make advances in an amount not to exceed the amount of its commitment, ratably in proportion to the aggregate commitment of all banks.  ID.

     On December 5, 1997, WMECo filed with the Department a petition requesting (1) approval of the Third Amendment and Waiver to the Credit

Agreement ("Credit Agreement") relating to the Trust which modifies the

Company's nuclear fuel financing arrangements in the Trust{1} and (2) for authorization to effect future extensions of the Credit Agreement for up to two years with interest terms at least as favorable as those approved in this Order.  The Department docketed this matter at D.T.E. 97-108.

Pursuant to notice duly issued, the Department conducted hearings on this matter on January 20 and February 10, 1998.  The record consists of ten

Company exhibits, 16 Department exhibits, and six Company responses to

Department Record Requests.  No petitions for leave to intervene were filed.

II.  STANDARD OF REVIEW

     Pursuant to G.L. c. 164, <section> 17A, a gas or electric company must obtain written Department approval in order to "loan its funds to,

guarantee or endorse the indebtedness of, or invest its funds in the stock,

bonds, certificates of participation or other securities of, any corporation, association or trust . . . ."  The Department has indicated

that such proposals must be "consistent with the public interest," that is,

a Section 17A proposal will be approved if the public interest is at least as well served by approval of the proposal as by its denial.  BAY STATE GAS

COMPANY, D.P.U. 91-165, at 7 (1992);  SEE BOSTON EDISON COMPANY, D.P.U. 850

(1983).

     The Department has stated that it will interpret the facts of each

Section 17A case on its own merits to make a determination that the proposal is consistent with the public interest.  D.P.U. 91-165, at 7.  The

Department will base its determination on the totality of what can be achieved rather than a determination of any single gain that could be derived from the proposed transactions.  ID.; SEE D.P.U. 850, at 7.  Thus,

the Department's analysis must consider the overall anticipated effect on ratepayers of the potential harms and benefits of the proposal.  D.P.U. 91-

165, at 8.  The effect on ratepayers may include consideration of a number of factors, including, but not limited to:  the nature and complexity of the proposal; the relationship of the parties involved in the underlying transaction; the use of funds associated with the proposal; the risks and uncertainties associated with the proposal; the extent of regulatory oversight on the parties involved in the underlying transaction; and the existence of safeguards to ensure the financial stability of the utility.

ID.

III. THE COMPANY'S PROPOSAL

     The Trust facilitates the financing requirements for the Company's and

Connecticut Light and Power Company's ("CL&P") purchase of nuclear fuel for

Millstone Unit Nos. 1, 2 and 3.{2}  WMECo and CL&P own approximately 18.779 percent and 81.221 percent respectively, of Millstone Unit Nos. 1 and 2 and are responsible for fuel costs for those units (Exh. WM-7, at 2).  WMECo and CL&P own approximately 12.239 percent and 52.933 percent respectively of Millstone Unit No. 3, and are responsible for a like percentage of the fuel costs of this unit (ID. at 2-3).  The other joint owners of Millstone

Unit 3 are responsible for the remainder of the fuel costs for that unit

(ID. at 3).

      The Third Amendment (1) reduces the amount of credit from $230 million to $100 million; (2) extends the maturity date of the Credit

Agreement to July 31, 1998; (3) requires the Company to pay higher interest rates than those previously approved; (4) requires WMECo at a later date to obtain approval of the Department to issue no less than $17,100,000 first mortgage bonds in order to provide additional collateral to secure WMECo's

PRO RATA share of the loan; and (5) allows WMECo a reduction of the collateral if WMECo were to meet certain conditions (Exh. WM-10; Tr. 2, at

12).  As noted, WMECo also requests authorization to effect future extensions of the Third Amendment for up to two years with interest terms at least as favorable as those approved in this Order (Exh. WM-7, at 5, 7).

The Company states that the Third Amendment would permit the Trust to continue to finance the purchase of nuclear fuel in an efficient and cost-

effective manner while the Millstone units are being returned to service

(ID. at 5-6).

     With respect to the reduction in the amount of credit from

$230,000,000 to $100,000,000, the Company stated that $100,000,000 represents the most conservative forecast of the Company's nuclear fuel requirements, given that the units are not currently operating (Exh. DTE-

3).  The Company noted that this amount may have to be increased after the

Millstone units are placed back into operation (Exh. WM-1, at 4).{3}

     In regard to the maturity date, the Company stated that the Credit

Agreement was scheduled to mature on February 19, 1998 (Exhs. WM-7, at 4-5;

WM-9 at Second Amendment).{4}  The Third Amendment extends the Credit

Agreement to July 31, 1998, instead of November 7, 1998, as the Company proposed in its December 5, 1997 filing (Exhs. WM-7, at 5; DTE-2).  The

Company explained that several banks expressed concerns about the ability of CL&P and WMECo to return Millstone Unit No. 3 to service in 1998, and the financial effects of removing Millstone Unit No. 1 from rate base

(Exhs. WM-10, at 2, 7; DTE-2).  In addition, the Company stated that the banks require this shorter maturity date in order to have the opportunity to renegotiate this agreement before other facilities expire later in the year (Exh. DTE-2).

     With respect to the increase in interest rates{5} and the payment of fees{6} in connection with the proposed amendment, WMECo stated that the increase in interest rates is a result of the Company's recent downgrade in its bond ratings by Moody's and Standard and Poor's to Ba2 and BB,

respectively (Exh. DTE-1).  The Company also stated that WMECo and C&LP have been under serious earnings and liquidity pressure resulting from the status of the Millstone nuclear units, and electric utility restructuring

(ID.).

     Regarding the additional collateral, the Company stated that it has agreed to provide the banks with additional collateral, as of May 1, 1998,

to further secure its PRO RATA share of up to 50 percent of (a) all outstanding advances under the Credit Agreement and (b) $80 million of the

Trust Intermediate Term notes (Exh. WM-10, at 2-6 ).  In order to meet this commitment, the Third Amendment requires the Company to issue, on or before

May 1, 1998, no less than $17,100,000 first mortgage bonds that will mature no later than February 19, 1999 (ID. at 4-5).{7}  The Company noted that these are collateral bonds and will not raise actual proceeds and securitization proceeds will not be used to redeem these bonds (RR-DTE-4).

The Company stated that it is not seeking approval of the issuance of the bonds at this time (Tr. 2, at 12).  Instead, the Company stated that the terms of the bonds will be negotiated over the next several weeks and that between now and May 1, 1998, it will seek Department approval of these bonds (ID. at 49-50).

     The Third Amendment also provides for a reduction in the principal amount of outstanding first mortgage bonds the Company must pledge as collateral on a dollar-for-dollar basis when the sum of the aggregate commitment of the banks and the outstanding principal amount of certain

Trust notes fall below $90 million (Exh. WM-10, at 2-5).

     Finally, the Company also requests that the Department authorize WMECo to effect any future extensions of the Third Amendment for any intervals of up to two years, with the consent of the banks and with terms at least as favorable as those approved in this Order "with respect to interest rates,"

without prior Department approval (Exh. WM-7, at 5, 7).  The Company stated

that it wants to avoid filing another petition until after its Millstone units begin to return to service and the Company can restructure a revolving credit agreement in a more favorable climate (Exh. DTE-4).  The

Company stated that if there are any material modifications or less favorable interest rates than those proposed in this proceeding, WMECo would return to the Department to seek authorization for such changes (Exh.

DTE-4; Tr. 2, at 34-44).  The Company stated that if future extensions of the Credit Agreement involve significant fee increases which are not contemplated by the Third Amendment, the Company also would seek Department authorization (RR-DTE-5).

     The Company stated that it has considered alternative methods of refinancing such as long-term debt, short-term debt, private placement and unsecured credit markets (Exh. DTE-5).  The Company stated that these markets are unavailable given the Company's current credit ratings and/or are very expensive alternatives (ID.).  The Company has concluded that a short term extension of the Credit Agreement is the most cost-beneficial and the least time consuming alternative (Exh. DTE-5; Tr. 2, at 29-30).

IV.  ANALYSIS AND FINDINGS

     WMECo seeks Department approval of the following: (1) a reduction in the credit amount; (2) an extension of the maturity date to July 31, 1998;

(3) payment of higher interest rates; and (4) up to two year extensions of the Credit Agreement with interest rates at least as favorable as the

Company proposes in this proceeding.  The record indicates that the Company has explored other options and the Third Amendment is the Company's best alternative at this time.  The Department concludes that the reduction in the credit line to $100 million is reasonable because the Company does not require the $230 million approved in D.P.U. 91-129, due to the present inactive status of its Millstone nuclear facilities.  The Department finds that extension of the Credit Agreement until July 31, 1998 is necessary in order for WMECo to meet its nuclear fuel requirements in the short term.

     As noted, the Company must pay higher interest rates and must provide additional collateral to support the loan, because of (1) the financial difficulties the Company is experiencing due to the status of its Millstone nuclear facilities; (2) the Company's recent downgrade in its credit ratings by Moody's and Standard and Poor's; and (3) the short term of the extension of the Credit Agreement.{8}  After considering the impact to ratepayers due to the higher interest rates and balancing this with the need of the Company to continue to procure nuclear fuel, the Department finds that the proposed changes contained in the Third Amendment are reasonably necessary for the Company's utility operations and are in the public interest.  The Department hereby approves the Third Amendment.{9}

In making this determination, the Department notes that approval does not constitute a determination that the underlying capital expenditure is prudent or cost-effective or that future expenses are reasonable.  D.P.U.

91-129, at 9.  The Department's decision does not represent a determination that the financing arrangement is economically beneficial to the Company or its customers nor is this determination in any way to be construed as a ruling relative to the appropriate ratemaking to be accorded any costs associated with the financing request.  ID.  Such decisions are typically considered in a ratemaking proceeding and until ratemaking treatment is approved by the Department, the Company is at risk.  ID.  The Company shall have the burden of demonstrating the reasonableness of all such expenditures before they may be reflected in rates to consumers.  ID. at

10.

     With respect to the Company's request that the Department authorize

WMECo to effect future extensions of the Credit Agreement for intervals of up to two years with the consent of the banks, and with interest rates at least as favorable as those approved in this Order, without prior

Department approval, the Company indicated that a more permanent restructuring of the Credit Agreement may occur after the Millstone units begin to return to service in 1998.  In light of WMECo's current financial conditions, and the Company's intent to restart its nuclear facilities, the

Third Amendment, by extending the Credit Agreement beyond July 31, 1998 with similar or better interest rates, would allow the Company the flexibility to adjust to its changing operational and financial status.

The Company needs to continue funding its nuclear fuel and WMECo anticipates that its nuclear units will return to service and thus allow for negotiation of a more permanent facility in the near future.  As required previously by the Department, the Company must obtain prior

Department approval of material amendments to the Trust arrangements before they become effective.  D.P.U. 91-129, at 1, 10 (1991); D.P.U. 873-A at 1

(1982); and D.P.U. 873, at 15 (1981).  After considering the record in this case and the overall anticipated effect on ratepayers of the potential harms and benefits of this proposal, the Department finds that allowing the

Company's petition is consistent with the public interest.

V.   ORDER

     Accordingly, after due notice, hearing and due consideration, it is

     ORDERED:  That the petition of Western Massachusetts Electric Company for the proposed changes to the Third Amendment and Waiver to the Credit

Agreement under the Niantic Bay Fuel Trust as discussed above relating to:

(1) a reduction in the credit amount; (2) an extension of the maturity date; and (3) payment of higher interest rates is consistent with G.L. c.

164, <section> 17A and that it be, and hereby is, APPROVED; and it is

     FURTHER ORDERED:  That the request by Western Massachusetts Electric

Company that the Department authorize future extensions of the Credit

Agreement for up to two years, with the consent of the banks, and with interest rates at least as favorable as those approved in this Order is

ALLOWED; and it is

     FURTHER ORDERED:  That the Company shall comply with all directives in

D.P.U. 873 and D.P.U. 873-A, D.P.U. 91-129, except those specifically modified by this Order.

                              By Order of the Department,




                              /s/ Janet Gail Besser
                              Janet Gail Besser, Chair




                              /s/ John D. Patrone
                              John D. Patrone, Commissioner




                              /s/ James Connelly
                              James Connelly, Commissioner


A true copy

     Attest:

/s/ Mary L. Cottrell
MARY L. COTTRELL
Secretary


**FOOTNOTES**

     {1}On February 20, 1998, the Company filed a second revised version of the Third Amendment. On its own motion, the Department marks this as Exhibit WM-10 and hereby moves this exhibit into the record of this case.

     {2}CL&P is also seeking approval of this agreement in Connecticut (Exh. WM-5). WMECo and CL&P are subsidiaries of Northeast Utilities, a registered holding company under the Public Utility Holding Company Act of 1935 (Exh. WM-7, at 6).

     {3}The Company stated that it expects Millstone Unit No. 3 to be restarted in late April or early May (Tr. 2, at 16). The Company expects Millstone Unit No. 2 to follow in approximately two to four months, and Millstone Unit No. 1 will remain in extended maintenance mode pending further analysis (ID., at 14).

     {4}However, the Third Amendment contains a waiver that allows the current maturity to extend until March 5, 1998 (Exh. WM-10, at 1-3, 5-9).

     {5}Specifically, the Third Amendment would: (1) increase the maximum spread over the Eurodollar Rate from 0.050 percent to 1.625 percent; (2) increase the maximum spread over the Fixed CD Rate from 0.625 percent to
1.75 percent; and (3) under the second Floating Rate option, provide for an increase from the Agent's corporate base rate to a spread of 0.50 percent per annum over the Agent's corporate base rate (Exhs. WM-10, at 2; WM-7, at 5).

     {6}The fees are as follows: (1) a maximum commitment fee on the average unused commitment equal to 0.50 percent per annum; (2) an amendment fee equal to 0.375 percent of the total commitment; (3) an arrangement fee of $250,000; (4) an annual administration fee of $5,000; (5) legal fees of approximately $45,000; (6) Northeast Utilities Service Company expenses of approximately $10,000 (Exh. WM-7, at 5).

     {7}The Company states that these bonds will cover WMECo's PRO RATA share (approximately 18 percent) of the collateral requirement (Exh. WM-8, at 1).

     {8}The Company stated that it would not securitize the bonds and that these bonds would not be a stranded investment (RR-DTE-4).

     {9}The Department notes that WMECo will request Department approval of the first mortgage bonds it is required to issue as collateral pursuant to the Third Amendment. Accordingly, Department approval of the Third Amendment does not constitute approval of WMECo's issuance of first mortgage bonds.

Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of
1971).